UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memorandum of Toronto Dominion Holdings (U.S.A.), Inc. dated June 2015.

EXPLANATORY NOTE

This Form 6-K/A is being filed to correct the cover page of our report on Form 6-K filed with the Securities and Exchange Commission on June 19, 2015 (the "Original Form 6-K"). The incorporation by reference statement on the cover page of the Original Form 6-K incorrectly indicated that the Private Placement Memorandum referred to therein was dated February 22, 2013. The correct date of the memorandum is June 2015. The statement should read as follows:

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memorandum of Toronto Dominion Holdings (U.S.A.), Inc. dated June 2015.

FORM 6-K/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 10, 2015	By:	/s/ Jennifer C. Lee
	Name:	Jennifer C. Lee
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit	Description

99.1

Press Release dated June 18, 2015 – TD Bank Group to Issue Subordinated Debentures (Non-Viability Contingent Capital (NVCC)) (incorporated by reference to Exhibit 99.1 of Form 6-K filed by the registrant on June 19, 2015)